UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q2 2025 Earnings Results

I. Performance in Q2 2025 – IFRS Consolidated Financial Data

Quarterly Results					(Unit: KRW B)
Item	Q2'24	Q1'25	Q2'25	QoQ	YoY
Revenues	6,708	6,065	5,587	-8%	-17%
Operating Income	-94	33	-116	Turned to deficit	Deficit increased
Income before Tax	-433	-148	992	Turned to profit	Turned to profit
Net Income	-471	-237	891	Turned to profit	Turned to profit

II. IR Event of Q2 2025 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q2’25 Earnings Results of LG Display

4. Date & Time: 02:00PM on July 24, 2025 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, IR Team Leader (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jeehae Choi, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q2’25 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Second Quarter 2025 Results

SEOUL, Korea (Jul. 24, 2025) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2025.

▪
Revenues in the second quarter of 2025 decreased by 8% to KRW 5,587billion from KRW 6,065 billion in the first quarter of 2025 and decreased by 17% from KRW 6,708billion in the second quarter of 2024.
▪
Operating loss in the second quarter of 2025 stood at KRW 116 billion. This compares with the operating profit of KRW 33.5 billion in the first quarter of 2025 and with the operating loss of KRW 93.7billion in the second quarter of 2024.
▪
EBITDA profit in the second quarter of 2025 was KRW 1,054 billion, compared with EBITDA profit of KRW 1,231 billion in the first quarter of 2025 and KRW 1,287 billion in the second quarter of 2024.
▪
Net profit in the second quarter of 2025 was KRW 891billion, compared with the net loss of 237 billion in the first quarter of 2025 and with the net loss of KRW 471 billion in the second quarter of 2024.

LG Display recorded KRW 5.587 trillion in revenues and KRW 116 billion in operating loss in the second quarter of 2025.

The company’s first half results were KRW 11.652 trillion in revenues and KRW 82.6 billion in operating loss, a 3% decrease in revenues but a KRW 480.5 billion operating loss improvement compared with the previous year’s first-half results (KRW 11.961 trillion in revenues and KRW 563.1 billion in operating loss).

LG Display is continuing its trajectory toward a full-year performance turnaround, driven by the advancement of its OLED-centered business structure, improvements in cost structure, and enhanced operational efficiency.

With the second quarter being the traditional off-season when demand declines before new product launches in the second half of the year, mobile shipments declined sequentially. Other factors impacting performance included LG Display’s LCD TV business exit, in line with its strategy to advance its OLED-centered business structure, as well as a weaker KRW/USD exchange rate.

Net profit turned positive to KRW 890.8 billion, reflecting improved foreign exchange gains due to exchange rate fluctuations and other gains, including a gain on the sale of a stake in its Guangzhou LCD plant.

TV panels accounted for 20% of revenues in the second quarter, while those for IT devices including monitors, laptops, and tablet PCs accounted for 42%. Panels for mobile and other devices accounted for 28% and automobile panels accounted for 10% of revenues.

OLED products accounted for 56% of LG Display’s total revenues, marking a 4%p increase year-on-year. Backed by its strengthened technological competitiveness in OLED, the company is expanding its business performance. In addition, LG Display is focusing on reinforcing its fundamentals by continuously pursuing cost innovation and operational efficiency.

In its small- and mid-sized OLED business, the company aims to strengthen its competitiveness in the high-end market based on its technology leadership, including Tandem OLED technology, which has excellent durability and performance characteristics such as long lifespan, high brightness, and low power consumption, as well as being able to offer stable smartphone panel supply capabilities.

With regard to its large-sized OLED business, LG Display will solidify its leadership in the premium market with a diverse lineup of OLED panels delivering differentiated value, including fourth-generation OLED TV panels underpinned by the company’s proprietary Primary RGB Tandem technology, and gaming monitors that have achieved the triple crown of the world's highest brightness, refresh rate, and response time.

As for its automotive display business, LG Display will continue to create differentiated customer value based on innovative technologies and product competitiveness, enabling ultra-large size, high definition, reliability and durability, low power consumption, and various form factors.

“In the second half of the year, we expect a sharp rebound in earnings with expanded performance across our OLED business, and we will continue to improve cost innovation and operational efficiency to strengthen our stable profit structure,” said Sung Hyun Kim, CFO of LG Display. Kim added, “We are also improving our financial structure, including the early repayment of loans and reduction of borrowing, at a faster pace than originally planned, so we will show meaningful results in both earnings and financial structure this year.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 24, 2025 starting at 2:00 PM Korea Standard Time (KST) to announce the second quarter of 2025 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2025Q2 eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Hyoung-kun Lee, Vice President and Head of Public Relations
Email: hyoungkun@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 24, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division